FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2019

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2019, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on page 3 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 4 to 6 hereof;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Fiscal Outlook” on page 7 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 8 and 9 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated November 7, 2019 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On October 20, 2020, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1810 U.S. dollar (0.8467 EUR per U.S. dollar).

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the 9 Months Ended September 30, 2020

The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank's nine months ended September 30, 2020. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code or “HGB”). Rentenbank will prepare its final annual financial statements in accordance with HGB. Rentenbank expects its final, audited annual financial statements for 2020 to be announced at a press conference and published in April 2021.

The first three quarters of 2020 were characterized by stable demand for the Issuer’s special promotional loans. These loans granted at particularly favorable interest rates for specific promotional purposes and assistance measures amounted to EUR 4,510.0 million (as compared to EUR 4,320.0 million at September 30, 2019).

From the total anticipated medium and long-term issue requirement of prospective EUR 11.0 billion for 2020, the Issuer was able to raise EUR 10.3 billion in the first three quarters (as compared to EUR 8.5 billion in the first three quarters of 2019).

At September 30, 2020, total assets amounted to EUR 95.7 billion (as compared to EUR 92.6 billion at September 30, 2019).

Other Recent Developments

As of November 1, 2020 the headquarters and business address of Rentenbank will be Theodor-Heuss-Allee 80, 60486 Frankfurt as Rentenbank´s office building at Hochstrasse 2, 60313 Frankfurt is being renovated. All other contact details of Rentenbank will remain unchanged.

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2019	-0.5	-0.3
3rd quarter 2019	0.3	1.2
4th quarter 2019	0.0	0.2
1st quarter 2020	-2.0	-1.8
2nd quarter 2020	-10.1	-11.7

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

In the second quarter of 2020, Germany’s gross domestic product (“GDP”) continued to decline compared to the first quarter of 2020 after price, seasonal and calendar adjustments.

Overall GDP after price, seasonal and calendar adjustments declined by 10.1% compared to the first quarter of 2020, driven by the continued negative impact of the COVID-19 pandemic. This decline in GDP exceeds the largest quarter-on-quarter decrease of the 2008/2009 financial market and economic crisis (-4.7% in the first quarter of 2009).

Compared to the first quarter of 2020, significant decreases were recorded in several areas, including imports and exports of goods and services, household final consumption expenditure and capital formation in machinery and equipment. To stabilize these decreases, general government further increased its final consumption expenditure during the crisis.

In a year-on-year comparison, in price and calendar-adjusted terms, GDP dropped by 11.7% compared to the second quarter of 2019. Again, this decline in GDP, in price and calendar-adjusted terms, exceeds the largest year-on-year decrease of the 2008/2009 financial market and economic crisis (-7.9% in the second quarter of 2009).

The Federal Statistical Office (Statistisches Bundesamt) points out that the greater uncertainties caused by the COVID-19 pandemic may continue to lead to larger revisions than usual.

These GDP results are based on a revised statistical methodology that has been applied for the first time. The Federal Statistical Office reviewed the results published earlier and included new statistical information in the calculations (as from 2015), as usual. This resulted in changes of up to 0.4 percentage points of GDP data published so far.

Source: Federal Statistical Office, Gross domestic product in the 2nd quarter of 2020 down 10.1% on the previous quarter, press release of July 30, 2020 (https://www.destatis.de/EN/Press/2020/07/PE20_287_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
September 2019	0.0	1.2
October 2019	0.1	1.1
November 2019	-0.8	1.1
December 2019	0.5	1.5
January 2020	-0.6	1.7
February 2020	0.4	1.7
March 2020	0.1	1.4
April 2020	0.4	0.9
May 2020	-0.1	0.6
June 2020	0.6	0.9
July 2020	-0.5	-0.1
August 2020	-0.1	0.0
September 2020	-0.2	-0.2

In September 2020, the inflation rate in Germany was -0.2% compared to September 2019. This was the second time this year that the inflation rate fell below zero (July 2020: -0.1%). A lower rate was last measured in January 2015 (-0.3%). One of the reasons for the low inflation rate continues to be the temporary value added tax reduction, which was implemented on July 1, 2020 as a measure of the Federal Government's stimulus package. Since then, it has had a downward effect on consumer prices compared with the prior-year periods.

Prices of goods (total) fell 1.7% from September 2019 to September 2020, mainly due to price decreases for energy products (-7.1%), which accelerated further compared to August 2020 (-6.3%). In a year-on-year comparison, prices fell especially for heating oil (-39.6%) and motor fuels (-11.4%). Excluding energy product prices, the inflation rate would have been +0.6% in September 2020. Food prices, however, rose by 0.6% in September 2020 compared to September 2019 with prices increasing especially for fruit (+4.3%) and for meat and meat products (+4.1%), while vegetable prices declined (-5.2%). Marked price rises were also observed for tobacco products (+5.7%), while prices for some consumer durables such as telephones (-6.1%), consumer electronics (-4.4%), information processing equipment (-3.7%) and clothing (-2.8%) decreased in September 2020 compared to September 2019.

Prices of services (total) increased by 1.0% in September 2020 compared to September 2019, especially due to an increase in net rents exclusive of heating expenses (+1.4%). Despite the reduction in value added tax, higher prices had to be paid for hairdresser services and other services for personal care (+4.8%) and for visits to restaurants, cafés and the like (+2.1%). Even higher price increases were recorded, among other things, for financial services (+5.2%) and services of social facilities (+5.6%), especially for home care services (+6.8%). In contrast, prices of long-distance transport tickets fell markedly (-17.6%). This was largely due to the reduction of value-added tax on long-distance rail tickets from 19% to 7% in the beginning of 2020, and only to a lesser degree to the temporary decrease of the reduced tax rate from 7% to 5%.

Compared to August 2020, the consumer price index decreased by 0.2% in September 2020. Due to seasonal factors, at the end of the summer holidays, prices decreased for overnight stays (-1.6%), but energy product prices also declined by 0.7% with consumers paying less especially for heating oil (-6.9%). The prices of goods (total) in September 2020 went down slightly (-0.3%) compared with August 2020.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate of -0.2% in September 2020, press release of October 13, 2020 (https://www.destatis.de/EN/Press/2020/10/PE20_402_611.html).

.

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
August 2019	3.2	3.0
September 2019	3.0	3.1
October 2019	3.0	3.1
November 2019	3.1	3.2
December 2019	3.1	3.3
January 2020	3.3	3.4
February 2020	3.4	3.6
March 2020	3.8	3.8
April 2020	4.3	4.0
May 2020	4.4	4.2
June 2020	4.5	4.3
July 2020	4.5	4.4
August 2020	4.6	4.4

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to August 2019, the number of employed persons in August 2020 decreased by approximately 495,000 or 1.1%. Compared to July 2020, the number of employed persons in August 2020 increased slightly by 21,000, or 0.0%, after adjustment for seasonal fluctuations. Compared to February 2020, the month before the COVID-19 pandemic broke out in Germany, the number of employed persons in August 2020 decreased by 565,000, or 1.2%, after adjustments for seasonal fluctuations.

In August 2020, the number of unemployed persons increased by 621,000, or 44.3%, compared to August 2019. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in August 2020 was 1.96 million, representing an increase of 48.5% compared to August 2019.

It should be noted that according to the employment account and labour force survey concepts, workers in short-term employment arrangements (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Federal Statistical Office, August 2020: employment slightly up on the previous month, press release of September 30, 2020 (https://www.destatis.de/EN/Press/2020/09/PE20_379_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January – August 2020	January – August 2019
Trade in goods, including supplementary trade items	116.7	148.1
Services	-3.2	-16.0
Primary income	55.7	52.7
Secondary income	-29.9	-31.7
Current account	139.2	153.0

(1)	Figures may not add up due to rounding.

Source: Federal Statistical Office, Exports in August 2020: +2.4% on July 2020, press release of October 8, 2020 (https://www.destatis.de/EN/Press/2020/10/PE20_392_51.html).

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Fiscal Outlook

The following table presents the Federal Government’s projection for the general government deficit/surplus and general government gross debt as a percentage of GDP for the previous year and the five-year projection horizon until 2024 as set forth in the German draft budgetary plan 2021 published by the Federal Ministry of Finance in October 2020, which takes into account the countermeasures adopted by the Federal Government in response to the COVID-19 pandemic.

GENERAL GOVERNMENT BUDGETARY PROSPECTS(1)

	2024	2023	2022	2021	2020	2019(2)
	(% of GDP)
General government deficit (-) / surplus (+)	- ¼	- ¾	- 2	- 4¼	- 6¼	1.5
General government gross debt	67½	69	70	70¼	71	59.6

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.
(2)	Statistical status: September 30, 2020.

Source: Bundesministerium der Finanzen, Deutsche Haushaltsplanung 2021, October 2020 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/2020-10-15-Deutsche-Haushaltsplanung-2021.pdf?__blob=publicationFile&v=8).

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Other Recent Developments

General Considerations Relating to the COVID-19 Pandemic

COVID-19 case notification rates have increased steadily across Europe since August 2020. The observed increased transmission levels indicate that the non-pharmaceutical interventions in place have not achieved the intended effect, either because adherence to the measures is not optimal or because the measures are not sufficient to reduce or control exposure. In addition, the vulnerability of the population to infection remains high, as available data from seroprevalence studies suggest that the level of immunity in the population is <15% in most areas within Europe. The current epidemiological situation in many countries is concerning as it poses an increasing risk of infection for vulnerable individuals (individuals with risk factors for severe COVID-19 disease, such as the elderly) and healthcare workers, particularly in primary care, and calls for targeted public health action.

COVID-19 cases in Germany have also been steadily increasing since July 2020, especially in large cities, although similar to certain other countries the number of deaths and severe cases at present remains comparatively low. Alongside appeals to continue to adhere to the general distancing and hygiene measures and assist in contact tracing as well as stricter enforcement of certain of these measures, a number of governmental measures aimed at preventing a further exponential increase in infection rates have recently been taken. These include the designation of an increasing number of European countries and regions as COVID-19 risk areas (entailing quarantine requirements upon return) and an appeal by the Federal Government and the German federal states (Länder) to all citizens to refrain from non-necessary travel to and from inner-German risk areas, among others. On October 15, 2020, the Federal Chancellor and the premiers of the German federal states (Länder) agreed that in case of increased incidence, additional restrictive measures will be imposed to reduce the number of contacts where infection rates are high to avoid overstretching Germany’s health system and further jeopardizing the economy. These measures, among others, include making cloth face masks mandatory in more situations, introducing evening closing times for bars and restaurants and limiting the number of relatives or friends who may meet in private homes.

Sources: European Centre for Disease Prevention and Control, Rapid risk assessment: Increased transmission of COVID-19 in the EU/EEA and the UK – twelfth update, September 24, 2020 (https://www.ecdc.europa.eu/en/publications-data/covid-19-risk-assessment-increased-transmission-twelfth-update); Bundesregierung, Die aktuellen Fallzahlen in Deutschland und weltweit, accessed on October 18, 2020 (https://www.bundesregierung.de/breg-de/themen/coronavirus/fallzahlen-coronavirus-1738210); The Federal Government, The Chancellor reports on the COVID-19 meeting with state premiers "It is really important that everyone is on board", October 14, 2020 (https://www.bundesregierung.de/breg-en/issues/federal-state-governments-1799250); Die Bundesregierung, Infektionsgeschehen in Ballungsräumen "Wir sind nicht ohnmächtig", October 9, 2020 (https://www.bundesregierung.de/breg-de/suche/massnahmen-grossstaedte-1797556); Die Bundesregierung, Gesundheitsminister Spahn zur aktuellen Corona-Lage "Es liegt an uns, ob wir es schaffen", October 8 2020 (https://www.bundesregierung.de/breg-de/themen/buerokratieabbau/spahn-zur-corona-lage-1796934); Die Bundesregierung, Bund-Länder-Beschluss vom 7. Oktober, Reisen in und aus innerdeutschen Risikogebieten, October 7, 2020 (https://www.bundesregierung.de/breg-de/aktuelles/innerdeutsches-reisen-1796778); Die Bundesregierung, Corona-Risikogebiete, Reisewarnung für weitere Teile Europas, October 1, 2020 (https://www.bundesregierung.de/breg-de/suche/reisewarnung-europa-1791502).

EU Response to the COVID-19 Pandemic

On October 7, 2020, the European Commission announced plans to issue its forthcoming EU SURE bonds of up to EUR100 billion as social bonds. This announcement follows the Council’s approval at the end of September 2020 to grant financial support to 16 Member States in a total amount of EUR 87.8 billion under the SURE instrument to help protect jobs and people in work. The funds raised through the issuance of the bonds will be transferred to the beneficiary Member States in the form of loans to help them cover the costs directly related to the financing of national short-time work schemes and similar measures in response to the pandemic.

On October 13, 2020, the Council adopted a recommendation on a coordinated approach to the restrictions of free movement in response to the COVID-19 pandemic. This recommendation, which aims to avoid fragmentation and disruption, and to increase transparency and predictability for citizens and businesses, is based on common criteria and mapping applied to data on the number of cases, testing and test positivity communicated to the European Center for Disease Prevention and Control by the Member States on a weekly basis. This information is to serve as a basis for any restrictions on free movement (including requirements to quarantine and to test after travel) imposed by Member States after prior notification to the affected Member State as well as other Member States and the European Commission and clear, comprehensive and timely information to the public about any restrictions and requirements.

Also on October 13, 2020, the European Commission decided to prolong and extend the scope of the State Aid Temporary Framework adopted on March 19, 2020 to support the economy in the context of the COVID-19 pandemic. All sections of the Temporary Framework are prolonged until June 30, 2021, and the section to enable recapitalization support is prolonged until September 30, 2021.

Sources: European Commission, Daily News 28 / 09 / 2020 (https://ec.europa.eu/commission/presscorner/detail/en/mex_20_1761#2); European Commission, European Commission to issue EU SURE bonds of up to €100 billion as social bonds, press release of October 7, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_1808); Council of the EU, COVID-19: Council adopts a recommendation to coordinate measures affecting free movement, press release of October 13, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/10/13/covid-19-council-adopts-a-recommendation-to-coordinate-measures-affecting-free-movement/); European Centre for Disease Prevention and Control, Maps in support of the Council Recommendation on a coordinated approach to the restriction of free movement in response to the COVID-19 pandemic in the EU/EEA and the UK, accessed on October 18, 2020 (https://www.ecdc.europa.eu/en/covid-19/situation-updates/weekly-maps-coordinated-restriction-free-movement ); European Commission, State aid: Commission prolongs and expands Temporary Framework to further support companies facing significant turnover losses, press release of October 13, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_1872).

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German Measures to Mitigate the Economic Impact of the COVID-19 Pandemic

On September 23, 2020, the Federal Government adopted the draft national budget for 2021 and the financial plan for the period up to 2024 with the goal of continuing and financing the measures adopted under its economic recovery and future package to mitigate the immediate consequences of the COVID-19 pandemic, underpin prosperity, save jobs and ensure sustainable economic growth. For 2020, the Federal Government in its interim projection of September 1, 2020, anticipates GDP to decline by 5.8%, returning to growth of 4.4% in 2021.

The draft national budget for 2021 has a total volume of EUR 413.4 billion euros, which is almost 19% less than the 2020 budget, but EUR 43 billion more than originally envisaged, reflecting the ongoing impact of the COVID-19 pandemic. Accordingly, in fiscal year 2021 the German government is expected to borrow a total of EUR 96.2 billion euros, which is a significant reduction compared to the net lending of EUR 217.8 billion in fiscal year 2020, but would still significantly exceed the threshold under the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)). This is only permissible if a majority of the members of the German Bundestag confirm that the country is facing an extraordinary emergency situation. The German government will aim to comply again in full with the debt regulation as of 2022. The draft national budget and financial plan, which were introduced in the German Bundestag at the end of September 2020, are pending approval by the German Bundestag and the German Bundesrat.

Sources: The Federal Government, FAQs on the national budget 2021, Investing to address the consequences of the pandemic, accessed on October 11, 2020 (https://www.bundesregierung.de/breg-en/federal-government/cabinet-budget-2021-1790544); Bundesregierung, Scholz zum Bundeshaushalt 2021 "Nicht zu handeln wäre teurer", September 29, 2020 (https://www.bundesregierung.de/breg-de/bundesregierung/bundeskanzleramt/kabinett-bundeshaushalt-2021-1790220); Bundesfinanzministerium, Mit verantwortungsvoller Haushaltspolitik entschlossen aus der Krise, Bundeshaushalt 2021 und Finanzplan bis 2024, press release of September 23, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2020/09/2020-09-23-PM-Bundeshaushalt-2021-Finanzplan-bis-2024-beschlossen.html); Bundesministerium der Finanzen, Bundeshaushalt 2021 und Finanzplan bis 2024 – parlamentarische Beratungen beginnen, October 2, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Bundeshaushalt/2020-09-23-bundeshaushalt-2021-und-finanzplan-bis-2024.html); Federal Ministry of Economic Affairs and Energy, German government interim projection forecasts clear recovery after historic slump, press release of September 1, 2020 (https://www.bmwi.de/Redaktion/EN/Pressemitteilungen/2020/09/20200901-german-government-interim-projection-forecasts-clear-recovery-after-historic-slump.html).

European Union and Political Integration

On October 15, 2020, the European Council recalled that the transition period provided for under the withdrawal agreement between the United Kingdom and the EU will end on December 31, 2020 and noted with concern that progress on the key issues of interest to the EU was still not sufficient for an agreement to be reached. While the European Council reaffirmed the EU’s determination to have as close as possible a partnership with the United Kingdom, it also called upon Member States, EU institutions and all stakeholders to step up their work on preparedness and readiness at all levels and for all outcomes, including that of no agreement, and invited the European Commission, in particular, to give timely consideration to unilateral and time-limited contingency measures that are in the EUʼs interest.

Source: European Council, European Council conclusions on EU-UK relations, press release of October 15, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/10/15/european-council-conclusions-on-eu-uk-relations-15-october-2020/).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Chairman of the Management Board

By /s/ Stefan Goebel
Name: Stefan Goebel
Title: Managing Director

Date: October 21, 2020

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